Exhibit 99.2

0 BELLUS HEALTH INC. SPECIAL MEETING FRIDAY, JUNE 16, 2023 AT 11:30 A.M. EDT **ISSUER COPY ** FOR HOLDERS AS OF MAY 15, 2023 07987C204 1-800-454-8683 * ISSUER CONFIRMATION COPY - INFO ONLY * JUNE 14, 2023 1 To consider and, if deemed advisable, to pass, with or without RECOMMENDATION: FOR variation, a special resolution to approve a proposed plan of arrangement involving BELLUS Health Inc., 14934792 Canada Inc. and GSK plc, pursuant to section 192 of the Canada Business Corporations Act. The full text of the special resolution is set forth in Appendix B to the the accompanying management information circular of BELLUS Health Inc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

BELLUS HEALTH INC. SPECIAL MEETING FRIDAY, JUNE 16, 2023 AT 11:30 A.M. EDT ** ISSUER COPY ** 1 1 07987C204 1 1 51 MERCEDES WAY EDGEWOOD NY 11717 275 Armand-Frappier Blvd. ** Laval, Québec, H7V 4A7 BELLUS HEALTH INC. 275, BOUL. ARMAND-FRAPPIER LAVAL, QC H7V 4A7 CANADA 101010101010101010 11 1011111100100001 1001 10110001100100 100111 110100000111 10110100 0010010100 1010010010 00001111 101100000000 100000 10110010011001 1111 1000000010011000 10 111010010101111011 111101110101101000 1 11001011111110001 111 110111000111110 10110 0010101011101 1000000 00001101010 101100001 111010001 10001111111 0001000 1111111111111 11111 S66563- 10 110 0 0 10 0 0 111 10 110 0 0 10 0 0 111